Exhibit 99.1

TEVA SENDS LETTER TO MYLAN BOARD

Reiterates Commitment to Engaging with Mylan Board and Consummating Transaction

JERUSALEM – April 29, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that it has sent a letter to Robert J. Coury, Executive Chairman of the Board of Directors of Mylan N.V. (NASDAQ: MYL). The full text of the letter reads as follows:

Teva Pharmaceutical Industries Ltd.

April 29, 2015

Robert J. Coury	Robert J. Coury
Executive Chairman	c/o Mylan, Inc.
Mylan N.V.	Robert J. Coury Global Center
Albany Gate, Darkes Lane	1000 Mylan Blvd.
Potters Bar, Herts	Canonsburg, PA 15317
EN6 1AG, United Kingdom

Dear Robert:

Given the constructive tenor of our meeting last Friday and subsequent dialogue, it was disappointing that your letter of April 27 adopted such a vastly divergent tone. Your letter paints a fundamentally distorted picture of Teva and ignores its rich heritage, unique culture, industry-leading achievements and contributions that have benefited patients and healthcare systems worldwide, while for years creating substantial long-term value for our stockholders.

I firmly believe that our respective stakeholders do not support, or benefit from, mudslinging, mischaracterization, rehashing of history or selective presentation of facts. Instead, I would prefer to return the dialogue to the significant value creation opportunity that a combination of Teva and Mylan represents to the stockholders and other stakeholders of both our companies. My focus has been and will remain on Teva’s deep commitment to consummating a transaction as soon as possible. To that end, we stand ready to engage with Mylan’s Board of Directors in a constructive manner while continuing to pursue antitrust approvals and building upon the very positive interactions with Mylan and Teva stockholders to date.

With that objective in mind, I would like to take the opportunity to briefly address a number of the points that were raised in your letter, and provide you with clarity on these issues so as to help avoid any further misunderstandings.

Teva’s proposal provides premium value for Mylan and its prospects

Our cash and stock offer of $82.00 per share implies a total equity value for Mylan of approximately $43 billion. This provides your stockholders with a 48.3% premium to the unaffected Mylan stock price of $55.31 on March 10, 2015, after which there was widespread speculation of a transaction between Teva and Mylan. This same view of your unaffected price, and the implied premium in our offer, was publicly shared repeatedly by Perrigo, a company with an independent, and highly relevant, perspective on Mylan’s value. Moreover, we note your willingness to cede substantial ownership of Mylan’s equity to Perrigo stockholders at a substantial discount to our premium offer, let alone to your stated minimum price for engaging with us. Your increased offer for Perrigo today takes away even more economic value from your stockholders in attempting to pursue a transaction that is already challenged, financially and otherwise.

Based on market prices, Wall Street research estimates, and a wide range of accepted valuation methodologies, our $82.00 per share offer represents extremely attractive, immediate value for Mylan stockholders. Rather than being “value and growth destructive” as you suggest, the consensus is that the combination of our companies will allow the Mylan and Teva stockholders to share in the profound value creation arising from the significant synergies and strategic fit inherent in this transaction.

Summarily rejecting our offer which provides Mylan stockholders with such a significant premium is inconsistent with the responsibilities and obligations of your Board of Directors to Mylan’s stakeholders.

Antitrust is not a barrier to completion

The characterizations of the antitrust issues in your letter considerably overstate the regulatory hurdles for a combination of Teva and Mylan, both in terms of scope and timing. As noted, Teva fully expects that the regulatory reviews of a Mylan acquisition can be completed in 2015. Further, Teva is confident it can meet the very same seven-month timing window Mylan laid out for its Perrigo offer. To this end, Teva filed for premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on April 22, 2015, and has likewise started the pre-notification process with the European Commission.

Teva has a successful track record of timely clearances in similar situations. In each of our acquisitions of IVAX, Barr and Cephalon, we quickly agreed to necessary divestitures and other remedies and were able to close in less than six months.

Further, we are confident that any potential divestitures would be manageable. Most of Mylan’s drug products do not overlap with Teva’s, and the majority of those that do overlap have a number of other competitors and should not raise antitrust issues. Teva is prepared to make the divestitures needed to secure clearances and is actively identifying both potential divestitures and potential acquirers for divested assets. More broadly, a combination of our two companies will leave over a dozen significant sellers of generic prescription drugs, in the face of a customer base that continues to consolidate and gain in power.

Additionally, there are very few products sold by both Mylan and Teva that are on the FDA’s “drug shortage” list, and where these overlaps do exist, we do not foresee meaningful regulatory issues given differences in dosage strengths and/or the number of other sellers that exist.

In summary, Teva does not see regulatory clearances as a meaningful barrier to a transaction with Mylan, and we expect that the proposed transaction can be completed by year-end 2015. We are prepared to engage with you and your advisors to discuss our solutions and provide you with any clarity that you seek on this subject.

Teva and Mylan’s obviously strong cultural and strategic fit

Your repeated references to an absence of “cultural fit” between our organizations are puzzling.

Teva has a history of over 100 years and is widely-recognized as a leading global pioneer that literally created the generics market in the United States and brought this model to other markets, significantly benefiting patients and healthcare systems worldwide. We continue to be at the forefront of industry evolution having created a unique business model and culture combining robust generics and specialty capabilities. We have set the industry standards for others to follow. Leadership, innovation, entrepreneurship and modest conduct are in our DNA. We will continue to leverage them to further shape the industry in the future. This has translated into a total stockholder return (TSR1) of over 1,600% over the last two decades, which is well in excess of three times that of the S&P 500 Index and underscores Teva’s history of long-term value creation.

We have over 43,000 employees and operate in 100 markets, as well as over 60 manufacturing sites around the world, including six sites and thousands of dedicated employees in India. For decades, this has included a substantial presence in the Netherlands, where our European and specialty business headquarters are based, with almost 1,000 employees in management, R&D and production positions. We are proud of our heritage as a global company with historical roots in Israel.

We also have a rich history of successfully integrating large, global and diverse organizations from an operational, geographic and cultural perspective. Our leadership team is respectful of an acquired company’s heritage and is focused on preserving each organization’s core strengths, competencies and talent. We appreciate the value and importance of Mylan’s heritage and intend to preserve it. Through our extensive interactions with Mylan and its people over the years, we believe that Mylan and Teva employees fundamentally share a devotion and deep passion to improve patients’ lives by delivering to the world’s population access to the broadest range of affordable, high-quality medicines.

We are determined to capture the full potential value resulting from this transaction by having the best people from both companies working for a much stronger combined entity. Teva is meritocratic, fair and committed to identifying the best people and best assets across each company.

The strategic fit is likewise compelling. The proposed combination of Teva and Mylan is fully consistent with our clearly articulated strategy to advance both our generics and specialty pharmaceutical businesses. The proposed combination will create an industry-leading company, well positioned to transform the global generics space and create a unique and differentiated business model, leveraging on its significant assets and capabilities in generics and specialty. The transaction is not about size for size’s sake, but rather about the unparalleled strategic and financial fit of the two companies for the benefit of all stakeholders.

[1]All	TSR data from Factset; dividends received are assumed to be reinvested

The two companies’ capabilities in product portfolios, complex technologies and marketing are highly complementary. Together, we will become more efficient, allowing us to generate significant value, penetrate new markets and develop new capabilities. The opportunities for substantial achievable cost synergies and tax savings are estimated to be approximately $2 billion annually and are expected to be largely achieved by the third anniversary of the closing of the transaction. In addition, the combination will position the combined company to be a world leader in positively impacting the patients and communities we serve by providing many more people around the world with affordable and more accessible treatments.

Proven leadership team committed to creating value for all stakeholders

Our Board of Directors and management team are fully aligned and are unanimously supportive of this transaction.

Our leadership team, beginning with our executives and extending throughout our business, operations and scientific ranks, is among the best and well-respected in the industry. It is a truly global team, highly diverse and rich in experience in generics, specialty and other relevant industries. We are an organization that is committed to cost control and restraint at all levels of our organization. This includes our approach to executive pay and perquisites, which favors restraint and a pay-for-performance philosophy, a reflection of our fidelity to the interests of all stakeholders, and not just a select few.

Teva has demonstrated recently that it is highly attentive to its stockholders’ views on matters of business strategy and corporate governance and has made decisive and rapid changes to the composition and conduct of our Board of Directors. Headed by our new Chairman of the Board, Professor Yitzhak Peterburg, the Teva Board of Directors has been significantly transformed, adding experienced industry participants as truly independent directors, and enhancing the diversity, global perspective and breadth of experience of its membership. The Teva Board brings to the table a shared commitment to our company, our strategy and our stockholders, and a highly collaborative working relationship with the management team.

We, like every company - including yours - have had issues and front-page “black-eyes” in the past. Our current leadership team has fully addressed these challenges and transformed Teva and it is now stronger than ever. For either of us to rehash incidents of bygone periods relating to organizations or individuals hardly does justice to our collective work improving the reputation of the generics industry and its high-quality products, nor does it advance the interests of either of our organizations as we evaluate this current and rare opportunity for future growth and value-creation as a combined company.

Teva is well-positioned to maintain its leadership, drive growth and continue superior financial performance

When I became CEO in 2014, I promised that our first order of business would be to strengthen our global leadership in generics while improving profitability, driving organic growth and delivering on the promise in our specialty pipeline. We have been successful in doing so, as was illustrated by our strong 2014 results.

Our 2014 results demonstrated strong performance in our industry-leading generics business with significant growth in profitability and multiple product launches delivering $1.0 billion in incremental net revenues, and we expect even stronger results in 2015.

In addition to our robust generics business, our specialty pipeline is poised to deliver significant value to stockholders and patients and diversify Teva’s future revenues. Our pipeline currently includes 20 late-stage products. In 2019, we expect to generate $4.5 billion in incremental annual risk-adjusted revenues from new specialty product launches (excluding COPAXONE®) that have successfully started in 2014 and are on track in 2015 and onwards. We recently augmented our pipeline with the 2014 acquisition of Labrys which we believe will position Teva as the leader in addressing the vast unmet need for chronic and episodic migraine medicines, with therapies expected to reach patients starting in 2019. In March 2015, we also announced an agreement to acquire Auspex, which is expected to further enhance Teva’s revenues by up to $800 million in 2019, strengthening our core central nervous system franchise with the addition of a portfolio of innovative treatments for movement disorders. We continue to manage the lifecycle of our COPAXONE® franchise, including the successful launch in the U.S. of COPAXONE® 40mg which has already achieved a 67% conversion rate, clearly highlighting the patient need and demand for this improved product offering, and successful and further upcoming launches in various EU countries and elsewhere.

Through a combination of the strong growth outlook for our generics business, our ongoing cost optimization programs and our specialty pipeline, Teva will generate significant growth offsetting the anticipated decline of certain of our mature specialty franchises.

Teva also has a strong track-record of achieving cost savings and operational improvements. We delivered $600 million in net cost reductions in 2014 and we are on track to generate $500 million and $250 million in net cost reductions in 2015 and 2016, respectively, for a total of over $1.35 billion in recurring net cost reductions.

The market has recognized these achievements, with Teva’s one and three-year total stockholder return (TSR), comprised of share price appreciation and our regular dividend, standing at 27% and 44%, respectively. Notably, since January 8, 2014, when my appointment as CEO was announced following which we began executing our current strategy, Teva’s TSR is 53%, significantly outperforming the S&P 500 Index’s 18% and S&P 500 – Pharmaceuticals Index’s 29% returns during that period.

Pathway forward

I fully agree with you that it would have been preferable to have engaged in a private discussion to explore this transaction. However, you left us no choice but to make our proposal public after you publicly rejected a potential offer before it had even been made. It is hard to reconcile that preemptive rejection, your announcement of a firm offer for Perrigo before your Board of Directors even responded to the Teva proposal and the tone of your letter to me with the proper exercise of fiduciary responsibilities under any legal or business framework.

We are fully committed to pursuing this transaction and we believe the best path forward is constructive, good faith dialogue between our respective teams. We encourage you to put the best interests of your stakeholders first by engaging in productive negotiations with us.

As I said when we met last Friday, we are prepared to present to your Board of Directors an overview of Teva and to address any questions your Board might have.

We certainly hope that the Mylan Board of Directors chooses to engage constructively with us as soon as possible in order to reach agreement on a combination that offers an unparalleled opportunity for value-creation and many other benefits for our respective stockholders, customers, patients and employees. This is a message we are hearing from more and more stockholders of Teva and Mylan.

Sincerely,

/s/ Erez Vigodman

Erez Vigodman

President & CEO

As previously announced on April 21, 2015, Teva has proposed to acquire Mylan for $82.00 per share, with the consideration to be comprised of approximately 50 percent cash and 50 percent stock. Teva’s proposal for Mylan implies a total equity value of approximately $43 billion.

The transaction would not be subject to a financing condition or require a Teva stockholder vote. Teva’s proposal is contingent on Mylan not completing its proposed acquisition of Perrigo or any alternative transactions.

Barclays and Greenhill & Co. are serving as financial advisors to Teva. Kirkland & Ellis LLP and Tulchinsky Stern Marciano Cohen Levitski & Co are serving as legal counsel to Teva, with De Brauw Blackstone Westbroek and Loyens & Loeff N.V. acting as legal advisors in the Netherlands.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-

looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.

Contacts

Investors

United States	Israel
Kevin C. Mannix 215-591-8912	Tomer Amitai 972 (3) 926-7656
Ran Meir 215-591-3033

D.F. King & Co., Inc. Jordan Kovler / Tom Germinario 212- 269-5550

Media

Teva United States	Teva Israel
Denise Bradley 215-591-8974	Iris Beck Codner 972 (3) 926-7687

United States	The Netherlands
Joele Frank, Wilkinson Brimmer Katcher Joele Frank / Tim Lynch / Meaghan Repko 212-355-4449	Citigate First Financial Uneke Dekkers / Petra Jager / Suzanne Bakker + 31 20 575 40 10